UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑

EXPLANATORY NOTE

On February 18, 2016, SodaStream International Ltd. (the “Company”) issued a press release announcing its fourth quarter and full fiscal year results for the period ending December 31, 2015.  A copy of the press release is furnished as Exhibit 99.1 herewith.

In conjunction with the conference call being held on February 18, 2016, the Company also is releasing commentary from its Chief Financial Officer and a PowerPoint presentation with additional information, furnished herewith as Exhibit 99.2 and Exhibit 99.3, respectively.

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The condensed consolidated balance sheets, the International Financial Reporting Standards information contained in the condensed consolidated statements of operations and the condensed consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-195578, 333-190655, 333-170299 and 333-208811).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: February 18, 2016	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
Head of Legal Department

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated February 18, 2016.

99.2	Commentary from the Chief Financial Officer of the Registrant.

99.3	PowerPoint presentation with additional information.